Exhibit 99.1

Press Release

B Communications Announces Closing of $800 Million Aggregate Principal Amount of Senior Secured Notes Due 2021

Ramat-Gan, Israel - February 19, 2014 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) announced today that it had successfully closed a private offering of $800 million of 7⅜% Senior Secured Notes due 2021 (the “Notes”). The Notes were offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and to certain qualifying investors in offshore transactions, including in Israel, in reliance on Regulation S under the Securities Act.

The Notes are senior obligations of B Communications and are guaranteed (the “Guarantees”) by its two wholly-owned subsidiaries, B Communications (SP1) Ltd. and B Communications (SP2) Ltd. (“SP2”), on a senior secured basis. The Notes and the Guarantees are secured by first priority liens over all of the capital stock of SP2, the capital stock of Bezeq – The Israel Telecommunications Corp. Ltd. (“Bezeq”) held by SP2, which currently constitute approximately 30% of the outstanding voting capital stock of Bezeq, and additional collateral.

The Notes have been admitted for trading on the system of the Tel Aviv Stock Exchange for trading by institutional investors, known as TACT Institutional.

B Communications will use the net proceeds from the offering to repay all amounts outstanding under the loans it incurred to acquire its controlling interest in Bezeq and to deposit funds into a debt service account.  In addition, B Communications has issued a notice that it will redeem all of its outstanding Series A Debentures (NIS 186 million as of September 30, 2013).

The Notes have not been registered under the Securities Act or any state securities laws. They may not be offered or sold within the United States, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq (TASE: BEZQ), Israel’s largest telecommunications provider.  B Communications shares are traded on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange under the symbol BCOM.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620